SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 3

HAMPSHIRE GROUP, LIMITED

(Name of Issuer)

Common stock, $.10 par value per share

(Title of Class of Securities)

408859106

(CUSIP Number)

Paul Buxbaum

28632 Roadside Drive, Suite 150

Agoura Hills, CA  91301

(818) 878-3900

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 29, 2014

July 17, 2015

August 6, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 9 Pages

CUSIP No. 408859106

___________________________________________________________________________________

(1)     Names of reporting persons: BGY II, LLC

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization    Delaware

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                                           0

____________________________________________________________________________________

(8)   Shared voting power                                   33,000*

____________________________________________________________________________________

(9)   Sole dispositive power                                 0

____________________________________________________________________________________

 (10)  Shared dispositive power                          33,000*

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person        33,000**

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)            0.4%***

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)          OO

____________________________________________________________________________________

*

Represents shares of common stock held by BGY III, LLC. All of the limited liability company interests of BGY III, LLC are owned by BGY II, LLC except that one individual (who is not a Reporting Person) owns the profits interest in BGY III, LLC.

**	As of the date of this Amendment. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014.
***	As of the date of this Amendment. Based on 8,769,223 shares of common stock outstanding as of October 1, 2015. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014.

Page 2 of 9 Pages

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: Paul Buxbaum

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization          United States

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                                          1,935,096*

____________________________________________________________________________________

(8)   Shared voting power                                     33,000**

____________________________________________________________________________________

(9)   Sole dispositive power                                  1,935,096*

____________________________________________________________________________________

 (10)  Shared dispositive power                           33,000**

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person             1,968,096***

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)                         21.4%****

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)                                        IN

____________________________________________________________________________________

*

The amount set forth on lines 7 and 9 consists of 1,524,971 shares of common stock held in a revocable trust established by Paul Buxbaum and 410,125 shares of common stock subject to stock options exercisable within 60 days of the date of this Amendment.

**

The amount set forth on lines 8 and 10 represents shares of common stock held by BGY III, LLC. All of the limited liability company interests of BGY III, LLC are owned by BGY II, LLC except that one individual (who is not a Reporting Person) owns the profits interest in BGY III, LLC. Mr. Buxbaum is the Managing Member of BGY II, LLC.

***	As of the date of this Amendment. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014 and July 17, 2015.
****	As of the date of this Amendment. Based on 8,769,223 shares of common stock outstanding as of October 1, 2015 and an additional 410,125 shares of common stock that would be outstanding upon the exercise by Mr. Buxbaum of stock options exercisable within 60 days of the date of this Amendment. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014 and July 17, 2015.

Page 3 of 9 Pages

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: David Gren

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization      United States

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                                           1,004,973

____________________________________________________________________________________

(8)   Shared voting power                                     0*

____________________________________________________________________________________

(9)   Sole dispositive power                                  1,004,973

____________________________________________________________________________________

 (10)  Shared dispositive power                           0*

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person         1,004,973**

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)            11.5%***

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)                      IN

____________________________________________________________________________________

*

Does not include any of the shares of common stock indirectly owned by BGY II, LLC through BGY III, LLC. Gren is a member of BGY II, LLC but does not have the power to affect the manner in which the shares indirectly owned by BGY II, LLC through BGY III, LLC may be voted or disposed.

**	As of the date of this Amendment. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014 and August 6, 2015.
***	As of the date of this Amendment. Based on 8,769,223 shares of common stock outstanding as of October 1, 2015. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014 and August 6, 2015.

Page 4 of 9 Pages

CUSIP No. 408859106

____________________________________________________________________________________

(1)     Names of reporting persons: YIH III, LLC

____________________________________________________________________________________

(2)     Check the appropriate box if a member of a group (see instructions)

             (a) [  ]

             (b) [  ]

____________________________________________________________________________________

(3)     SEC use only

____________________________________________________________________________________

(4)     Source of funds (see instructions)  OO

____________________________________________________________________________________

(5)      Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [  ]

____________________________________________________________________________________

(6)    Citizenship or place of organization              Delaware

____________________________________________________________________________________

Number of shares beneficially owned by each reporting person with:

____________________________________________________________________________________

(7) Sole voting power                           113,441

____________________________________________________________________________________

(8)   Shared voting power                     0*

____________________________________________________________________________________

(9)   Sole dispositive power                 113,441

____________________________________________________________________________________

 (10)  Shared dispositive power           0*

____________________________________________________________________________________

(11) Aggregate amount beneficially owned by each reporting person                                    113,441 **

____________________________________________________________________________________

(12)   Check if the aggregate amount in Row (11) excludes certain shares (see instructions)    [  ]

____________________________________________________________________________________

(13)    Percent of class represented by amount in Row (11)                                                             1.3%***

____________________________________________________________________________________

(14)      Type of reporting person (see instructions)                                                              OO

____________________________________________________________________________________

*

Does not include any of the shares of common stock indirectly owned by BGY II, LLC through BGY III, LLC. YIH III, LLC is a member of BGY II, LLC but does not have the power to affect the manner in which the shares indirectly owned by BGY II, LLC through BGY III, LLC may be voted or disposed.

**	As of the date of this Amendment. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014.
***	As of the date of this Amendment. Based on 8,769,223 shares of common stock outstanding as of October 1, 2015. See also “Item 4. Purpose of the Transaction” for beneficial ownership as of December 29, 2014.

Page 5 of 9 Pages

Introductory Note

This Amendment No. 3 to Schedule 13D (this “Amendment”) is being filed by each of BGY II, LLC (“BGY II”), Paul Buxbaum, David Gren and YIH III, LLC (collectively, the “Reporting Persons”) to amend the Schedule 13D filed on September 6, 2011, as amended by Amendment No. 1 thereto filed on April 26, 2012, and Amendment No. 2 filed on December 20, 2013 (the Schedule 13D, as previously amended, is referred to as the “Schedule 13D”).  Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

As previously reported in Form 4 Statement of Changes in Beneficial Ownership of Securities of the Reporting Persons filed with the Securities and Exchange Commission (“SEC”), on December 29, 2014 BGY II made a distribution (the “Distribution”) of the Merger Consideration Shares as follows:

●	33,000 shares were contributed to BGY III, LLC (“BGY III”), representing a capital contribution effective as of May 13, 2014;
●	1,474,971 shares were distributed to Paul M. Buxbaum, as Trustee under The Paul M. Buxbaum 1997 Revocable Trust;
●	1,004,973 shares were distributed to David Gren; and
●	113,441 shares were distributed to YIH III, LLC and, at the instruction of YIH III, LLC, 114,149 shares were distributed to YIH IV, LLC.

As a result of the Distribution, BGY II ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

On July 17, 2015, options held by Buxbaum to purchase 200,000 shares of common stock became exercisable in accordance with the terms of the option grant.

On August 6, 2015, options held by Gren to purchase 67,500 shares of common stock terminated in accordance with the terms of the option grant.

It is the intention of the Reporting Persons to make any required filings in the future on a separate basis.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is amended to provide the following updated information:

David Gren (“Gren”) is an individual and citizen of the United States.  Gren’s business address is c/o Rio Garments, S.A., ZIP Rio Blanco Nave #10, San Pedro Sula, Cortes, Honduras.  Gren is the President and General Manager of Rio Garment, S.A.

YIH III, LLC (“YIH”) is a Delaware limited liability company.  The principal business of YIH is private equity investment.  YIH’s business address is c/o MRC Capital Group, 2300 Glades Road, Suite 320W, Boca Raton, FL 33431.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is amended to provide the following additional information:

Distribution of Merger Consideration Shares

On December 29, 2014, BGY II made the Distribution of the Merger Consideration Shares as follows:

●	33,000 shares were contributed to BGY III, representing a capital contribution effective as of May 13, 2014;
●	1,474,971 shares were distributed to Paul M. Buxbaum, as Trustee under The Paul M. Buxbaum 1997 Revocable Trust;
●	1,004,973 shares were distributed to David Gren; and
●	113,441 shares were distributed to YIH III, LLC and, at the instruction of YIH III, LLC, 114,149 shares were distributed to YIH IV, LLC.

Page 6 of 9 Pages

BGY III is a Delaware limited liability company. All of the limited liability company interests of BGY III are owned by BGY II except that one individual (who is not a Reporting Person) owns the profits interest in BGY III.

After giving effect to the Distribution, the beneficial ownership of the Reporting Persons as of December 29, 2014 was as follows:

Name	Number of Shares Beneficially Owned	Percent of Class*	Notes
BGY II, LLC	33,000	0.4	Consists of 33,000 shares indirectly owned by BGY II, LLC
Paul Buxbaum	1,768,096	20.3	Includes 33,000 shares indirectly owned by BGY II, LLC and options to purchase 210,125 shares of common stock held by Buxbaum.
David Gren	1,072,473	12.5	Includes options to purchase 67,500 shares of common stock held by Gren.
YIH III, LLC	113,441	1.3

* Based on 8,496,546 shares outstanding as of December 29, 2015.

Item 4 of the Schedule 13D is amended to provide the following updated information:

Buxbaum Option Shares

As of December 29, 2014, Buxbaum held options to purchase an aggregate of 210,125 shares of common stock that were exercisable within 60 days of such date.

On July 17, 2015, options to purchase 200,000 shares of common stock became exercisable in accordance with the terms of the option grant. After giving effect to the vesting of such stock options, Buxbaum was the beneficial owner of an aggregate of 1,968,096 shares of common stock, which represented 21.5% of the outstanding common stock as of July 17, 2015 (based on 8,742,994 shares of common stock outstanding as of July 1, 2015 and an additional 410,125 shares of common stock that would be outstanding upon the exercise by Buxbaum of stock options exercisable within 60 days of July 17, 2015).

Gren Option Shares

As of December 29, 2014, Gren held options to purchase an aggregate of 67,500 shares of common stock that were exercisable within 60 days of such date.

As previously reported in the Issuer’s Current Report on Form 8-K filed with the SEC on May 18, 2015, in connection with the sale of Rio Garment, S.A., Gren resigned as an officer and employee of the Issuer effective as of May 8, 2015. As a result, Gren’s options terminated on August 6, 2015 in accordance with the terms of the option grant. After giving effect to the termination of such options, Gren was the beneficial owner of an aggregate of 1,004,973 shares of common stock, which represented 11.5% of the outstanding common stock as of August 6, 2015 (based on 8,742,994 shares of common stock outstanding as of July 1, 2015).

Page 7 of 9 Pages

Pledge of Shares by Gren

As reported in the Issuer’s Current Reports on Form 8-K filed with the SEC on April 13, 2015, May 18, 2015 and September 21, 2015, pursuant to the terms of a Stock Purchase Agreement, dated as of April 10, 2015, as amended (the “Rio Agreement”), on September 15, 2015, the Issuer sold the stock of Rio Garment, S.A. (“Rio”) to Rio Asset Holdco, LLC and Rio Asset Holdings, LLC (collectively, the “Rio Buyers”), a group headed by Gren. Gren and his wife guaranteed all of the obligations of Rio and the Rio Buyers under the Rio Agreement and Gren pledged all of his common stock to the Issuer to secure his obligations under the guaranty.

Item 5.  Interest in the Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated to read as follows:

(a)      See rows (11) and (13) of the cover page for each of the Reporting Persons at the beginning of this Amendment No. 3 to Schedule 13D, and “Item 4. Purpose of Transaction,” which are incorporated herein by reference.

(b)      See rows (7) through (10) of the cover page for each Reporting Person at the beginning of this Amendment No. 3 to Schedule 13D, and “Item 4. Purpose of Transaction,” which are incorporated herein by reference.

(c)      See “Item 4. Purpose of Transaction,” which information is incorporated herein by reference.

(d)      Not applicable.

(e)      As a result of the Distribution, BGY II ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended to provide the following updated information:

The Amended and Restated Voting Agreement terminated in accordance with its terms on August 25, 2015.

The information under “Item 4. Purpose of Transaction – Pledge of Shares by Gren” is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended to add the following additional Exhibit:

Exhibit L

Pledge and Security Agreement dated as of September 15, 2015 between David Gren and the Issuer. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 21, 2015).

Page 8 of 9 Pages

Signature

After reasonable inquiry, and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2015

BGY II, LLC

By:	/s/ Paul Buxbaum
Name: Paul Buxbaum
Title: Managing Member

/s/ Paul Buxbaum
Paul Buxbaum

/s/ David Gren
David Gren

YIH III, LLC

By:	/s/ Benjamin C. Yogel Name: Benjamin C. Yogel Title: Member of the Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Page 9 of 9 Pages